November 14, 2011

By EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Charles Lee

Re:	Demandware, Inc. Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-175595) Filed September 16, 2011

Ladies and Gentlemen:

On behalf of Demandware, Inc. (the “Company”), submitted herewith for filing is Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-175595) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2011. We have set forth below the responses of the Company to the comments of the Staff (the “Staff”) of the SEC set forth in the letter, dated September 30, 2011, from Mara L. Ransom of the Staff to Thomas D. Ebling, President and Chief Executive Officer of the Company (the “Letter”).

We have set forth below in italics each of the Staff’s comments included in the Letter and have keyed the Company’s responses to the numbering of the comments in the Letter and the headings used in the Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.

Business, page 67

1.	We note your response to comment 2 of our letter dated September 8, 2011 and continue to have similar concerns regarding why disclosure related to committed subscription amounts as of a certain time period would not be considered material to an understanding of your business taken as a whole. In this regard, the required disclosure only refers to that amount of backlog orders believed to be firm, committed subscriptions in this case, and is irrespective of the timing of the revenue recognition for those commitments. As such, please revise your filing to disclose these firm commitments.

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

November 14, 2011

Response:    The Company has revised page 40 of the Registration Statement in response to the Staff’s comment.

If you require additional information, please contact me at the telephone number indicated on the first page of this letter, or Clark Petschek of this firm at (212) 937-7334.

Sincerely,

/s/ Mark G. Borden
Mark G. Borden

cc:    Thomas D. Ebling, Demandware, Inc.